NO ACT

PO 12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001074

January 31, 2009

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-09

Re: AT&T Inc.
Incoming letter dated December 15, 2008

Dear Mr. Wilson:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to AT&T by Ray T. Chevedden. We also have received letters on the proponent's behalf dated January 5, 2009 and January 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 31, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 15, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Ray T. Chevedden
Cumulative Voting

Ladies and Gentlemen:

This responds additionally to the company December 15, 2008 no action request regarding this rule 14a-8 cumulative voting proposal by Ray T. Chevedden.

The attached precedents appear to have at least some application to this no action request:
Bank of America Corporation (January 6, 2008)
Motorola, Inc. (January 7, 2008)

For these reasons and the earlier submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden.

Paul M. Wilson <PW2209@att.com>.

January 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated November 26, 2008

The proposal recommends that the board take steps necessary to adopt cumulative voting.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell

Julie F. Bell
Attorney-Adviser

January 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 1, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Motorola may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Motorola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Nick Rossi

Ladies and Gentlemen:

This is the first response to the company December 15, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement (emphasis added):

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Ray T. Chevedden

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The company no action request does not provide any summary or highlight any part of the long outside opinion. The company approach is somewhat like dropping the opinion at the doorstep and running.

After reading the above proposal words "Shareholders *recommend*" the outside opinion nonetheless addresses shareholders purportedly mandating the board through this proposal.

The outside opinion claims that the board could have a fiduciary duty to not take the steps necessary to adopt cumulative voting. This proposal is precatory and the board is free to ignore it. Nonetheless in cases where proposals have been determined to be binding, there is an established rule to allow proposals to be recast as precatory.

The outside opinion seems to argue that most, if not all, shareholder proposals should be excluded unless they are preceded with "recommend" and conclude with "if the board wants to take such action."

The company also fails to note that the proposal does not call for unilateral action by the board.

Nonetheless the company's closest purported precedent clearly falls short of its request in this no action request (emphasis added):

[STAFF REPLY LETTER]

February 3, 2005

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The Allstate Corporation Incoming letter dated December 31, 2004

The proposal requests the board take the necessary steps to amend Allstate's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Allstate to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allstate relies.

Sincerely,
/s/
Robyn Manos
Special Counsel

The text of the AT&T proposal would have to be greatly stretched to fit this precedent.

The supporting statement from this proposal, "Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008" illustrates the strong support for cumulative voting in 2008 at Alaska Air (>51%) and General Motors (>53%) and both companies had majority voting for directors.

Shareholders who voted more than 51% in favor of cumulative voting knew that Alaska Air had majority voting because this text was in the management opposition statement (emphasis added):
Moreover, ***in March 2006, the Board adopted a majority voting policy*** under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

Shareholders who voted more than 53% in favor of cumulative voting knew that General Motors had majority voting because this text was in the management opposition statement (emphasis added):
GM's Board of Directors believes that cumulative voting would be inconsistent with its recent adoption of majority voting for directors and would not promote better performance by directors. In 2006, GM's Board amended the Corporation's Bylaws to adopt majority voting in the election of directors. GM's Bylaws provide that, in order to be elected in any uncontested election, nominees for election as directors of the Corporation must receive a majority of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As described elsewhere in this proxy statement, in contested elections directors will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. When cumulative voting is combined with a majority voting standard, difficult technical and legal issues can arise. One risk created by combining cumulative voting with majority voting is that in an uncontested election where a minority of stockholders desire to express their discontent, a small group of stockholders could thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders.

Both the above 2008 proposals receiving strong support did not have text addressing the blending of cumulative voting with majority voting.

The company December 15, 2008 letter failed to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company December 15, 2008 letter did not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

The company ignores the meaning of "withhold" which is to "refuse to give."

The company provides another "stretch" precedent in Bank Mutual Corporation (January 11, 2005).

The attached copy from The Corporate Library is evidence of the $78 million in CEO pay.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Paul M. Wilson <PW2209@att.com>

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202
214-858-0424

1934 Act/Rule 14a-8

December 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of Ray T. Chevedden

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 20, 2008, AT&T received a stockholder proposal and supporting statement (the "2009 Proposal") dated October 20, 2008 submitted by Ray T. Chevedden (the "Proponent") for inclusion in AT&T's 2009 proxy materials. A copy of the 2009 Proposal and related correspondence is attached hereto as Annex A. For the reasons stated below, AT&T intends to omit the 2009 Proposal from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. The proponent has requested that all communications be directed to John Chevedden. Accordingly, a copy of this letter and the attachments is being mailed concurrently to John Chevedden as notice of AT&T's intention to omit the 2009 Proposal from its 2009 proxy materials.

The 2009 Proposal calls for the board to adopt cumulative voting, as follows:

> *RESOLVED: Cumulative Voting. Shareholders recommend that our board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single*

candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

AT&T believes that the 2009 Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(2) because the 2009 Proposal, if implemented, would cause the Company to violate Delaware law and pursuant to Rule 14a-8(i)(3) because the 2009 Proposal is vague and indefinite. In addition, AT&T believes that portions of the 2009 Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(3) because they are materially false and misleading.

The 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2) because it would cause AT&T to violate Delaware law.

The 2009 Proposal would cause AT&T, a Delaware corporation, to violate the Delaware General Corporation Law because it would impermissibly limit the AT&T board of directors' exercise of their fiduciary duties. Rule 14a-8(i)(2) provides that a proposal may be excluded if it would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. The 2009 Proposal calls on the Company to take the necessary steps to adopt cumulative voting. Under Delaware law, the necessary steps to adopt cumulative voting are that the board of directors approve an amendment to the certificate of incorporation providing for cumulative voting, declare the amendment's advisability, and submit the amendment to the stockholders for approval. In order to declare the amendment advisable, the board must make the determination, in the good faith exercise of its fiduciary duties, that the amendment is advisable. The 2009 Proposal, however, would require the board to declare the amendment's advisability, whether the board has made such a determination or not. Therefore, the 2009 Proposal would cause AT&T to violate Delaware law, because it would require the directors to abdicate their fiduciary duties under Delaware law.

AT&T has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger supporting this position, a copy of which is attached hereto as Annex B. The opinion states, in relevant part:

> Because a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action, the Board could not commit to implement the Proposal, as doing so would result in the Board's abdication of its fiduciary duty to determine whether the amendment is advisable.

Because these issues are discussed at length in the opinion, that discussion is incorporated in this letter and thus will not be repeated here.

Mr. Chevedden submitted a nearly identical proposal to AT&T last year (the "2008 Proposal"). In AT&T Inc. (February 19, 2008), the Staff concurred that AT&T could omit the 2008 Proposal from its 2008 proxy materials under rule 14a-8(i)(2) because it violated Delaware law. The Staff took the same position with respect to similar proposals submitted to other Delaware companies during the 2008 proxy season. See, e.g., Time Warner Inc. (Feb. 26, 2008); American International Group, Inc. (Mar. 28, 2008); Raytheon Company (Mar. 28, 2008); Schering-Plough Corporation (Mar. 27, 2008); Exxon Mobile Corporation (Mar. 24, 2008); JPMorgan Chase & Co. (Mar. 24, 2008); Bristol-Myers Squibb Company (Mar. 14, 2008); Northrop Grumman Corporation (Feb. 29, 2008); PG&E Corporation (Feb. 25, 2008); Citigroup, Inc. (Feb. 22, 2008); The Boeing Company (Feb. 20, 2008).

With respect to the actions to be taken, the 2009 Proposal differs from the 2008 Proposal only in the addition of the words "take steps necessary to". However, as discussed above and in the attached opinion, these words do not remedy the 2009 Proposal's deficiencies under Delaware law, because the 2009 Proposal requires the directors to commit to a course of action that impermissibly restricts the exercise of their fiduciary duties. For other instances where the Staff has concurred that a proposal requesting that the board take the necessary steps to amend the company's governing instruments was excludable under Rule 14a-8(i)(2) as a violation of Delaware law, see The Allstate Corporation (February 3, 2005), Bank of America Corporation (February 2, 2005) and SBC Communications Inc. (December 16, 2004).

The 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The 2009 Proposal is vague and indefinite under Rule 14a-8(i)(3) because it is not clear how cumulative voting is to be adopted in the context of AT&T's majority voting standard. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

By way of background, Article I, Section 6 of AT&T's Bylaws, a copy of which is attached hereto as Annex C, provides for majority voting in uncontested elections of directors and plurality voting in contested elections of directors. In other words, in uncontested elections, stockholders vote "for" or "against" a candidate, whereas, in contested elections, stockholders vote "for" a candidate or "withhold authority" to vote with respect to a candidate.

Cumulative voting typically operates only in the context of plurality voting and, like plurality voting, only takes "for" votes into account. For example, Section 214 of the Delaware General

Corporation Law, which authorizes cumulative voting, speaks in terms of votes "for" (plurality voting) but not votes "against" (majority voting), as follows:

> *The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.*

Likewise, the 2009 Proposal speaks in terms of plurality voting, but not majority voting, as follows:

> *A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder see fits. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.*

Thus, cumulative voting is clearly compatible with plurality voting. However, because cumulative voting typically does not take "against" votes into account, it is unclear whether cumulative voting is compatible with majority voting.

When viewed against this background, the 2009 Proposal gives rise to several uncertainties. First, it is unclear whether cumulative voting is intended to apply to uncontested elections (i.e. majority voting) or only to contested elections (i.e. plurality voting). Because cumulative voting typically operates in connection with plurality voting and because the 2009 Proposal does not refer to "against" votes or to AT&T's majority voting standard, stockholders may conclude that cumulative voting is only intended to apply to contested elections. On the other hand, the 2009 Proposal does not say explicitly that it applies only to contested elections. Therefore, stockholders may conclude that the 2009 Proposal applies to both contested and uncontested elections.

Second, to the extent that cumulative voting applies to uncontested elections, it is unclear whether cumulative voting is intended to replace majority voting or to operate in combination with majority voting. Because cumulative voting typically does not operate in connection with majority voting and because the 2009 Proposal does not refer to "against" votes or to AT&T's majority voting standard, stockholders may conclude that cumulative voting is intended to replace majority voting in uncontested elections. On the other hand, the 2009 Proposal does not say explicitly that it replaces majority voting. Therefore, stockholders may conclude that cumulative voting is intended to operate in combination with majority voting.

Finally, to the extent that cumulative voting is intended to operate in combination with majority voting, it is unclear whether both "for" votes and "against" votes can be cumulated or only "for" votes. Because cumulative voting typically does not operate in connection with majority voting and because the 2009 Proposal does not refer to "against" votes or to AT&T's majority voting standard, stockholders may conclude that "against" votes cannot be cumulated under the 2009 Proposal. On the other hand, the 2009 Proposal does not say explicitly that "against" votes cannot be cumulated. Therefore, stockholders may conclude that both "for" votes and "against" votes can be cumulated under the 2009 Proposal.

Because the relationship between the 2009 Proposal's cumulative voting standard and AT&T's existing majority voting standard is unclear, neither AT&T's stockholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty exactly what actions the 2009 Proposal requires. In Bank Mutual Corporation (January 11, 2005), the Staff concurred that a proposal calling for "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be excluded under Rule 14a-8(i)(3) where the proposal could be interpreted as meaning either that all directors retire after attaining the age of 72 or that a retirement age be set upon a director attaining the age of 72.

As in Bank Mutual Corporation, fundamentally different interpretations can be made of the 2009 Proposal:

- Stockholders may interpret the 2009 Proposal as applying to both contested and uncontested elections or only to contested elections.
- Stockholders may interpret the 2009 Proposal as replacing majority voting with cumulative voting or as having majority voting operate in combination with cumulative voting.
- Stockholders may interpret the 2009 Proposal as allowing both "for" and "against" votes to be cumulated or only "for" votes to be cumulated.

Because the meaning of the 2009 Proposal is so vague and indefinite that neither AT&T nor its stockholders can determine exactly what actions the 2009 Proposal requires, we believe that the 2009 Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

Certain statements in the 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See Sara Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The following statements in the 2009 Proposal are materially false and misleading:

1. *The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic.*

Section 2.2, Director Elections, of the Council of Institutional Investors Corporate Governance Policies provides as follows:

> *When permissible under state law, companies' charters and by-laws should provide that directors in uncontested elections are to be elected by a majority of the votes cast. In contested elections, plurality voting should apply. An election is contested when there are more director candidates than there are available board seats. Boards should adopt policies asking that directors tender their resignations if they fail to win majority support in uncontested elections, and providing that such directors will not be renominated after expiration of their current term in the event they fail to tender such resignation.*

This Section recommends majority voting in uncontested elections, but it makes no reference to cumulative voting. In fact, the term "cumulative voting" does not appear anywhere in the Council of Institutional Investors Corporate Governance Policies. Therefore, we believe that the statement above from the 2009 Proposal is materially false and misleading and may be omitted from AT&T's 2009 proxy materials.

2. *The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company: "Very High Concern" in CEO pay – $78 million.*

Attached hereto as Annex D is the Governance Rating Information from the Corporate Library AT&T Inc. Corporate Governance Profile, which contains the following statement:

> *Total actual compensation for Chief Executive Officer Randall L. Stephenson was $19.4M in 2007....*

This figure is significantly lower than the $78 million figure in the 2009 Proposal. Therefore, we believe that the statement above from the 2009 Proposal is materially false and misleading and may be omitted from AT&T's 2009 proxy materials.

* * *

For the reasons set forth above, we believe that the 2009 Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) and that portions of the 2009 Proposal may be omitted pursuant to Rule 14a-8(i)(3). Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden

Annex A

2009 Proposal and Related Correspondence

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Legal Department
San Antonio, TX

OCT 20 2008

RECEIVED

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Stephenson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467
FX: 210-370-1785

[T: Rule 14a-8 Proposal, October 20, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Ray T. Chevedden

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in CEO pay – $78 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independent oversight concern.
- Six directors held 4 director seats each – Over extension concern.
- Two members of our key audit and nomination committees were designated "Problem Directors" by The Corporate Library due to their involvement with companies which filed for bankruptcy:
  - James Kelly in regard to the Dana Corporation bankruptcy.
  - Mary Metz in regard to the PG&E Corporation bankruptcy.
- Director Reuben Anderson was designated a "Problem Director" in regard to the Mississippi Chemical Corporation bankruptcy.
- Our board omitted the topics of some of the items on our ballots in 2007.
- Our Board also omitted required 2007 annual proxy text without advance notice to the Securities and Exchange Commission.

Additionally our directors held 11 board seats on boards rated "D" by The Corporate Library:

August Busch	Emerson Electric (EMR)
August Busch	Anheuser-Busch (BUD)
Joyce Roche	Anheuser-Busch (BUD)
Joyce Roche	Tupperware (TUP)
Randall Stephenson	Emerson Electric (EMR)
Jon Madonna	Freeport-McMoRan (FCX)

William Aldinger	Charles Schwab (SCHW)
William Aldinger	KKR Financial Holdings (KFN)
James Blanchard	Synovus Financial (SNV)
James Blanchard	Total System Services (TSS)
Jaime Chico Pardo	Honeywell (HON)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Room 3000.17
Dallas, Texas 75202
Ph. (214) 464-5566

at&t

October 23, 2008

Via UPS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On October 20, 2008, we received a letter dated October 19, 2008, from Ray T. Chevedden, submitting a stockholder proposal on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490, for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. As instructed in the letter, we are directing our correspondence to you as proxy for Ray T. Chevedden. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

The name of the trust does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Paul M Wilson

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

Legal Department
San Antonio, TX
NOV 04 2008
RECEIVED

November 3, 2008

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC), Eastman Chemical Co. (EMN) and AT&T, Inc. (T).

Please accept this letter as confirmation that Mr. Ray Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W040965-03NOV08

Please advise in one business day whether

Post-it® Fax Note 7671	Date 11-3-08	# of pages ▶
To Paul Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone # 214-464-5477	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 210-351-8467	Fax #	

there is any further rule 14a-8 requirement

Annex B

Legal Opinion of Richards, Layton & Finger

RICHARDS LAYTON & FINGER

December 11, 2008

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk

on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation.").

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide .... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots.

Id. at 192. See also McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 William Meade Fletcher et al., Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed. 2008) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirty-four jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation."). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, the only means of implementing such mechanism is by a provision of the certificate of incorporation. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Securities Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-33 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six

> months. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. 2d Corporations § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently does not provide for cumulative voting. Implementation of the Proposal would require the Board of Directors (the "Board") of the Company to "take steps necessary to adopt cumulative voting." This would require an amendment to the Certificate of Incorporation, which could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 8.10 (2008 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law.").[1] Thus, implementation of the Proposal would require the Board to exceed its authority under Delaware law.

Even if the Proposal were viewed as a request that the Board propose an amendment to the Certificate of Incorporation to adopt cumulative voting, the Company could not commit to implement the Proposal. Under the General Corporation Law, prior to submitting an amendment to the certificate of incorporation to the stockholders for adoption thereby, the board of directors must approve the amendment and declare it advisable. 8 Del. C. § 242(b). In Williams v. Geier, 671 A.2d 1368 (Del. 1996), the Court stated:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment ...."); Klang v. Smith's Food & Drug Centers, Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders.").

---

[1] Messrs. Balotti and Finkelstein are members of this firm.

Because a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action, the Board could not commit to implement the Proposal, as doing so would result in the Board's abdication of its fiduciary duty to determine whether the amendment is advisable. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action,[2] just as Section 242(b) requires the board to declare an amendment to the certificate of incorporation advisable prior to submitting it for stockholder action. The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the Board's duty to consider the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote. Since one of the "steps necessary" to amend the Certificate of Incorporation is the Board's determination of the amendment's "advisability," which determination must be made in the good faith exercise of the Board's fiduciary duties, the Board could not commit to

[2] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

implement the Proposal. See, e.g., Van Gorkom, 488 A.2d at 888 (discussing the "advisability" declaration requirement under Section 251(b) of the General Corporation Law).

That the Proposal is invalid because it would impermissibly limit the directors' exercise of their fiduciary duties is entirely consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 237 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw potentially would have required the board to expend corporate funds in cases where the exercise of their fiduciary duties would have restricted such expenditures. Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238. In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of [ ] its statutory authority to manage the corporation under 8 Del. C. § 141(a)." Id. at 239. Just as the bylaw at issue in CA was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Certificate of Incorporation as required by Section 242 of the General Corporation Law.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible for making under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Van Gorkom, 488 A.2d at 887 (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[3] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the Proposal, and those of the Company generally. Thus, the stockholders cannot, through implementation of the Proposal, direct the Board to declare an amendment to the Certificate of Incorporation advisable, because the Board is required to make its own independent determination with respect thereto, and the fact that a majority of the stockholders vote in favor of the Proposal is not dispositive of the matter. See, e.g., Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate of Incorporation implementing the Proposal, it violates Delaware law.

In summary, the Board could not "take steps necessary to adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation and declare its advisability, because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders for adoption thereby.

[3] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders as to what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

Finally, we note that the Securities and Exchange Commission (the "SEC") has previously taken a no-action position concerning a similar stockholder proposal that the Company recently received. In 2008, the SEC granted no-action relief to the Company to exclude a stockholder proposal which proposed that the "Board adopt cumulative voting." The Company argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. The Company submitted a legal opinion of Richards, Layton & Finger, P.A. concluding that the proposal, even if it were changed to request that the Board propose an amendment to the Certificate of Incorporation to implement the cumulative voting scheme, would be improper under Delaware law because any such amendment must first be adopted and declared advisable by the board of directors of the corporation and then submitted to the stockholders of the corporation for approval and that the Board could not commit to take such steps, because doing so would restrict the directors' exercise of their fiduciary duties. The SEC apparently accepted these views, as no-action relief was granted under Proxy Rule 14a-8(i)(2) without comment. See AT&T Inc., SEC No-Action Letter (Feb. 19, 2008). The SEC also took a no-action position with regard to similar proposals submitted to other Delaware corporations. See Time Warner Inc., SEC No-Action letter (Feb. 26, 2008); American International Group, Inc., SEC No-Action letter (Mar. 28, 2008); Raytheon Company, SEC No-Action letter (Mar. 28, 2008); Schering-Plough Corporation, SEC No-Action letter (Mar. 27, 2008); Exxon Mobile Corporation, SEC No-Action letter (Mar. 24, 2008); JPMorgan Chase & Co., SEC No-Action letter (Mar. 24, 2008); Bristol-Myers Squibb Company, SEC No-Action letter (Mar. 14, 2008); Northrop Grumman Corporation, SEC No-Action letter (Feb. 29, 2008); PG&E Corporation SEC No-Action letter (Feb. 25, 2008); Citigroup, Inc., SEC No-Action letter (Feb. 22, 2008); The Boeing Company, SEC No-Action letter (Feb. 20, 2008).

Moreover, the addition of the language "take steps necessary" to the Proposal does not change the fact that the implementation of the Proposal would cause the Company to violate Delaware law. The SEC has previously taken a no-action position with respect to requests under Rule 14a-8(i)(2) to exclude proposals that the board "take steps necessary" (or take similar action) to amend the corporation's governing instruments, where the implementation of the proposal would cause the corporation to violate state law. See Bank of America Corporation, SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc., SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation, SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/JMZ

Annex C

AT&T Inc. Bylaws

[Excerpt from AT&T Inc. Bylaws]

Effective June 29, 2007

AT&T INC.

Incorporated under the Laws of the State of Delaware, October 5, 1983

Bylaws

Article I

Stockholders

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Section 6. Proxies and Voting

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy.

Each holder of common stock represented in person or by proxy at any such meeting and entitled to vote on a matter shall have one vote on such matter for every share of common stock that is registered in the stockholder's name on the record date for the meeting.

All voting may be by a voice vote, provided that upon demand of a stockholder entitled to vote in person or by proxy, a recorded vote of all shares of stock at the meeting shall be taken.

All matters, except as provided below, shall be determined by a majority of the votes cast, unless a greater number is required by law or the Certificate of Incorporation for the action proposed. In an election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. Any Director who tenders his or her resignation in accordance with this Section will not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board of Directors with respect to his or her resignation.

If the number of persons properly nominated for election as Directors as of the date that is ten (10) days before the record date for determining stockholders entitled to notice of or to vote at such meeting shall exceed the number of Directors to be elected, then the Directors shall be elected by a plurality of the votes cast.

For purposes of this Section, a majority of votes cast shall mean that the number of shares voted "for" a matter or "for" the election of a Director exceeds the number of votes cast "against" such matter or "against" the election of such Director.

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END